UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIT Mining Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.00005 per share

Class B Ordinary Shares, par value of $0.00005 per share

Class A Preference Shares, par value of $0.00005 per share

(Title of Class of Securities)

33829R100

(CUSIP Number)

LAW Man San Vincent

Units 813 & 815, Level 8, Core F

Cyberport 3, 100 Cyberport Road

Hong Kong, The People’s Republic of China

+852 2596-3028

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of LAW Man San Vincent (“Mr. Law”), Delite Limited (“Delite”) and Good Luck Capital Limited (“Good Luck”) with respect to (i) the Class A ordinary shares, par value $0.00005 per share (the “Class A Ordinary Shares”), (ii) the Class B ordinary shares, par value $0.00005 per share (the “Class B Ordinary Shares,” together with the Class A Ordinary Shares, the “Ordinary Shares”), and (iii) the Class A preference shares, par value $0.00005 per share (the “Class A Preference Shares”), of BIT Mining Limited (the “Issuer,” formerly known as 500.com Limited), a Cayman Islands company. The Ordinary Shares beneficially owned by Mr. Law, Delite and Good Luck were previously reported on a Schedule 13G filed on February 14, 2020, as amended by amendments thereto (collectively, the “Schedule 13G”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 33829R100 13D

1.	Name of Reporting Person LAW Man San Vincent
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hong Kong Special Administrative Region, The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 96,726,033 Class A Ordinary Shares 6 Class B Ordinary Shares 65,000 Class A Preference Shares
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 96,726,033 Class A Ordinary Shares 6 Class B Ordinary Shares 65,000 Class A Preference Shares
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 96,726,033 Class A Ordinary Shares 6 Class B Ordinary Shares 65,000 Class A Preference Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.

Percent of Class Represented by Amount in Row (11):

17.3% of Class A Ordinary Shares

6.1% of Class B Ordinary Shares

100% of Class A Preference Share

*The voting power of the shares beneficially owned represent 61.7% of the total outstanding voting power.

14.	Type of Reporting Person (See Instructions): IN
*	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares, Class B Ordinary Shares and Class A Preference Shares as a single class as of the date of this Schedule 13D. There is no Class A Ordinary Share to be issued to Mr. Law upon the exercise of options and RSUs within 60 days of the date of this Schedule 13D granted to him under the 2011 Share Incentive Plan of the Issuer. Each holder of Class A Ordinary Shares is entitled to one vote per share, each holder of Class B Ordinary Shares is entitled to ten votes per share, and each holder of Class A Preference Shares is entitled to 10,000 votes per share as at the date of this Schedule 13D on all matters submitted to them for a vote.

CUSIP No. 33829R100 13D

1.	Name of Reporting Person Delite Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 5,998,830 Class A Ordinary Shares 6 Class B Ordinary Shares
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,998,830 Class A Ordinary Shares 6 Class B Ordinary Shares
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,998,830 Class A Ordinary Shares Ordinary Shares 6 Class B Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.

Percent of Class Represented by Amount in Row (11):

1.1% of Class A Ordinary Shares

6.1% of Class B Ordinary Shares

* The voting power of the shares beneficially owned represent 0.5% of the total outstanding voting power.

14.	Type of Reporting Person (See Instructions): CO
*	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares, Class B Ordinary Shares and Class A Preference Shares as a single class as of the date of this Schedule 13D. Each holder of Class A Ordinary Shares is entitled to one vote per share, each holder of Class B Ordinary Shares is entitled to ten votes per share and each holder of Class A Preference Shares is entitled to 10,000 votes per share as at the date of this Schedule 13D on all matters submitted to them for a vote.

CUSIP No. 33829R100 13D

1.	Name of Reporting Person Good Luck Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 85,572,963 Class A Ordinary Shares 65,000 Class A Preference Shares
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 85,572,963 Class A Ordinary Shares 65,000 Class A Preference Shares
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,572,963 Class A Ordinary Shares 65,000 Class A Preference Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.

Percent of Class Represented by Amount in Row (11):

15.3% of Class A Ordinary Shares

100% of Class A Preference Shares

* The voting power of the shares beneficially owned represent 60.8% of the total outstanding voting power.

14.	Type of Reporting Person (See Instructions): CO
*	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares, Class B Ordinary Shares and Class A Preference Shares as a single class as of the date of this Schedule 13D. Each holder of Class A Ordinary Shares is entitled to one vote per share, each holder of Class B Ordinary Shares is entitled to ten votes per share and each holder of Class A Preference Shares is entitled to 10,000 votes per share as at the date of this Schedule 13D on all matters submitted to them for a vote.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares and the Class A Preference Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares, par value $0.00005 per share, and Class B Ordinary Shares, par value $0.00005 per share. The par value of each of the Class A Preference Shares is $0.00005.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing ten Class A Ordinary Shares, of the Issuer are listed on the New York Stock Exchange under the symbol “WBAI1.”

The principal executive office of the Issuer is located at 12F, West Side, Block B, Building No. 7, Shenzhen Bay Eco-Technology Park, Nanshan District, Shenzhen 518115, The People’s Republic of China (the “PRC”).

Item 2. Identity and Background

Mr. Law, Delite and Good Luck are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) and the Class A Preference Shares held by each other Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Law is a major founder and executive director of the Issuer and a citizen of Hong Kong Special Administrative Region (“Hong Kong”), the PRC. The principal business address of Mr. Law is Units 813 & 815, Level 8, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong, the PRC. Mr. Law has served as a senior advisor of Loto Interactive Limited (“Loto Interactive”) since 2017. Loto Interactive is principally engaged in (i) provision of data analysis and storage services, (ii) distribution of mobile gaming and (iii) money lending business in Hong Kong, the PRC. The principal business address of Loto Interactive is Units 831 & 815, Level 8, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong, the PRC.

Delite is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and he is the sole director of Delite. The principal business address of Delite is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Delite does not have any executive officers.

Good Luck is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. The principal business address of Good Luck is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. Good Luck doesn’t have any executive officers.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Good Luck and the Issuer entered into a share subscription agreement on April 5, 2021 (the “Share Subscription Agreement”), a copy of which is attached hereto as Exhibit B. The description of the Share Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference. Pursuant to the Share Subscription Agreement, Good Luck agreed to subscribe for, and the Issuer agreed to issue to Good Luck, 65,000 Class A Preference Shares for a total consideration of $65,000 (the “Share Subscription”). On April 7, 2021, the Share Subscription was closed and Good Luck became the owner of 65,000 Class A Preference Shares. Following the completion of the Share Subscription, Mr. Law’s aggregated voting power increased to approximately 61.7% (based on the voting power of all of the Issuer’s holders of Class A Ordinary Shares, Class B Ordinary Shares and Class A Preference Shares as a single class as of the date of this Schedule 13D). The source of the funds was the working capital of Good Luck.

1 As disclosed in the Issuer’s current report on Form 6-K furnished to the Commission on April 12, 2021, the Issuer’s new ticker symbol, “BTCM,” will become effective at the opening of trading on Tuesday, April 20, 2021.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The purpose of the transaction mentioned in Item 3 above is to ensure the stability of the Issuer’s corporate governance and long-term development of its businesses. The board of directors of the Issuer has appointed Mr. Law as its executive director, effective as of April 5, 2021.

Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, the Reporting Persons intend to regularly review their business operations, their investment in the Issuer, the business operations of the Issuer and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects, other developments concerning the Issuer and its businesses generally, other business opportunities available to the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,
(c)	A sale or transfer of a material amount of assets of the Issuer,
(d)	Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
(e)	Any material change in the present capitalization or dividend policy of the Issuer,
(f)	Any other material change in the Issuer’s business or corporate structure,
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,
(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Ordinary Shares and the Class A Preference Shares of the Issuer by each of the Reporting Persons is provided as of the date of this Schedule 13D:

Reporting Person	Shares Beneficially Owned(1)	Percent of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Law	96,726,033 Class A Ordinary Shares	17.3% of Class A Ordinary Shares	96,726,033 Class A Ordinary Shares	0	96,726,033 Class A Ordinary Shares	0
	6 Class B Ordinary Shares	6.1% of Class B Ordinary Shares	6 Class B Ordinary Shares	0	6 Class B Ordinary Shares	0
	65,000 Class A Preference Shares	100% of Class A Preference Shares	65,000 Class A Preference Shares	0	65,000 Class A Preference Shares	0
Delite	5,998,830 Class A Ordinary Shares	1.1% of Class A Ordinary Shares	5,998,830 Class A Ordinary Shares	0	5,998,830 Class A Ordinary Shares	0
	6 Class B Ordinary Shares	6.1% of Class B Ordinary Shares	6 Class B Ordinary Shares	0	6 Class B Ordinary Shares	0
Good Luck	85,572,963 Class A Ordinary Shares	15.3% of Class A Ordinary Shares	85,572,963 Class A Ordinary Shares	0	85,572,963 Class A Ordinary Shares	0
	65,000 Class A Preference Shares	100% of Class A Preference Shares	65,000 Class A Preference Shares	0	65,000 Class A Preference Shares	0

Notes:

(1)	Mr. Law beneficially owns (i) 96,726,033 Class A Ordinary Shares composed of (a) 599,883 ADSs which represent 5,998,830 Class A Ordinary Shares owned by Delite as described below, (b) 85,572,963 Class A Ordinary Shares owned by Good Luck as described below, and (c) 515,424 ADSs which represent 5,154,240 Class A Ordinary Shares owned by Mr. Law directly; (ii) 6 Class B Ordinary Shares which owned by Delite as described below; and (iii) 65,000 Class A Preference Shares which owned by Good Luck as described below.

Delite directly holds 6 Class B Ordinary Shares and owns 599,883 ADSs which represent 5,998,830 Class A Ordinary Shares. Delite is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and is the sole director of Delite. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Law may be deemed to beneficially own all of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by Delite.

Good Luck directly holds 85,572,963 Class A Ordinary Shares and 65,000 Class A Preference Shares. Mr. Law is the sole shareholder of Good Luck. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Law may be deemed to beneficially own all of the Ordinary Shares and the Class A Preference Shares held by Good Luck.

(2)	The percentage of Class A Ordinary Shares beneficially owned by each of Mr. Law, Delite and Good Luck as of the date of this Schedule 13D is based on 559,934,055 outstanding Class A Ordinary Shares as a single class as of the date of this filing. There is no Class A Ordinary Share to be issued to Mr. Law upon the exercise of options and RSUs within 60 days of the date of this Schedule 13D granted to him under the 2011 Share Incentive Plan of the Issuer.

The percentage of Class B Ordinary Shares beneficially owned by each of Mr. Law and Delite as of the date of this Schedule 13D is based on 99 outstanding Class B Ordinary Shares as a single class as of the date of this filing.

The percentage of Class A Preference Shares beneficially owned by each of Mr. Law and Good Luck as of the date of this Schedule 13D is based on 65,000 outstanding Class A Preference Shares as a single class as of the date of this filing.

Mr. Law and Ms. Ping Yuan (“Ms. Yuan”) are husband and wife. Ms. Yuan beneficially owns 10,260,008 Ordinary Shares as of the date of this filing composed of 8 Class B Ordinary Shares and 1,026,000 ADSs which represent 10,260,000 Class A Ordinary Shares owned by Smart Mega Holdings Limited (“Smart Mega”) as described below. Each of Mr. Law and Ms. Yuan expressly disclaims beneficial ownership for all purpose of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) and the Class A Preference Shares beneficially owned by each other.

Smart Mega directly holds 8 Class B Ordinary Shares and owns 1,026,000 ADSs which represent 10,260,000 Class A Ordinary Shares as of the date of this filing. Smart Mega is a British Virgin Islands company with its principal business address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Smart Mega is 100% owned by Ms. Yuan, wife of Mr. Law. Ms. Yuan indirectly holds all voting and investment powers of Smart Mega and its assets, and is the sole director of Smart Mega. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Ms. Yuan may be deemed to beneficially own all of the Ordinary Shares held by Smart Mega.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or Class A Preference Shares or has the right to acquire any Ordinary Shares or Class A Preference Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares or the Class A Preference Shares which it may be deemed to beneficially own.

(c) The transactions during the past 60 days in respect of the Ordinary Shares beneficially owned by the Reporting Persons are set forth in Schedule A hereto. Except as disclosed in the Schedule 13G and this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares or the Class A Preference Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares and the Class A Preference Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

The Share Subscription Agreement contains customary representations and warranties from each of the Issuer and Good Luck. The key terms associated with the Class A Preference Shares set forth in the Share Subscription Agreement are summarized as follows:

(1)	The voting power of each Class A Preference Share is equal to that of 10,000 Class A Ordinary Shares of the Issuer, subject to proportional reduction commensurate with the number of Class A Ordinary Shares beneficially owned by Good Luck;
(2)	The Class A Preference Shares cannot be converted into Class A Ordinary Shares or Class B Ordinary Shares;
(3)	The Class A Preference Shares are not entitled to receive dividends;
(4)	If Good Luck transfers the Class A Preference Shares to a third party which is not an affiliate of Good Luck, or when Good Luck ceases to be controlled by any person holding executive office in or being a member of the board of directors of the Issuer, the Class A Preference Shares shall cease to have any voting right; and

(5)	If Good Luck ceases to be controlled by a member of the board of directors of the Issuer, the Issuer shall be entitled to redeem the Class A Preference Shares at the original subscription price.

The foregoing description of the Share Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Share Subscription Agreement which is filed as Exhibit B hereto and is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be filed as Exhibits

Exhibit No.	Exhibit Description
A	Joint Filing Agreement, dated as of April 14, 2021, by and between the Reporting Persons.
B	Share Subscription Agreement, dated as of April 5, 2021, by and between the Issuer and Good Luck.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of April 14, 2021

LAW Man San Vincent

/s/ LAW Man San Vincent

Delite Limited

By:	/s/ LAW Man San Vincent
Name: LAW Man San Vincent
Title: Director

Good Luck Capital Limited

By:	/s/ LAW Man San Vincent
Name: LAW Man San Vincent
Title: Director

SCHEDULE A

Transactions in Shares During the Past 60 Days

Reporting Person	Date of Transaction	Transaction Type	Quantity of Shares Acquired/(Sold)	Average Price Per Share ($)
Ordinary Shares
Delite	February 26, 2021	Sale on open market	(10,000)	1.983
Mr. Law	March 5, 2021	Sale on open market	(1,000)	1.933
Mr. Law	March 17, 2021	Sale on open market	(81,500)	2.453
Mr. Law	March 18, 2021	Sale on open market	(30,000)	2.523
Mr. Law	March 19, 2021	Sale on open market	(144,000)	2.493
Mr. Law	March 22, 2021	Service consideration shares	4,977,740	2.436
Mr. Law	March 24, 2021	Sale on open market	(30,000)	2.028
Mr. Law	March 26, 2021	Sale on open market	(10,000)	1.956
Mr. Law	March 29, 2021	Sale on open market	(77,000)	2.020
Mr. Law	March 30, 2021	Sale on open market	(110,000)	2.069